Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2017	December 31, 2016
		$	$

ASSETS	Note

Cash and cash equivalents		324,557	611,690
Short-term investments	3	5,536,861	6,157,263
Marketable securities	4	437,800	454,500
Other assets		152,590	137,754
CURRENT ASSETS		6,451,808	7,361,207

Exploration and evaluation assets	5	39,120,476	38,722,318

ASSETS		45,572,284	46,083,525

LIABILITIES

Accounts payable and accrued liabilities		666,042	706,293

LIABILITIES		666,042	706,293

SHAREHOLDERS’ EQUITY

Share capital	6	106,231,384	105,963,093
Contributed surplus		33,014,208	32,984,958
Deficit		(94,339,350)	(93,570,819)

SHAREHOLDERS’ EQUITY		44,906,242	45,377,232

LIABILITIES AND SHAREHOLDERS’ EQUITY		45,572,284	46,083,525

Commitments	8

Approved by the Board of Directors

Robert Gayton (signed)	Director	Klaus Zeitler (signed)	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,	Note	2017	2016
		$	$

Filing and regulatory fees		139,583	116,210
Office and administration		80,324	62,578
Professional fees		27,646	38,674
Rent and utilities		28,065	55,608
Share-based payments	9	95,875	39,725
Shareholder communication and travel		113,548	79,782
Wages and benefits	9	281,661	271,691

CORPORATE EXPENSES		766,702	664,268

Foreign exchange loss (gain)		(100)	23,154
Interest income		(14,771)	(27,075)
Loss on marketable securities		16,700	42,000

LOSS AND COMPREHENSIVE LOSS		768,531	702,347

Basic and diluted loss per share		0.01	0.01

Weighted average number of common shares outstanding		95,082,546	94,194,936

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2017	2016
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(768,531)	(702,347)

ITEMS NOT AFFECTING CASH
Share-based payments		95,875	39,725
Unrealized loss on marketable securities		16,700	42,000
		112,575	81,725

Change in non-cash working capital items		(12,319)	(50,550)

OPERATING ACTIVITIES		(668,275)	(671,172)

FINANCING ACTIVITIES
Exercise of stock options	7	181,000	-

FINANCING ACTIVITIES		181,000	-

INVESTING ACTIVITIES
Redemption of short-term investments		575,000	850,000
Mineral property expenditures		(374,858)	(366,522)

INVESTING ACTIVITIES		200,142	483,478

CHANGE IN CASH AND CASH EQUIVALENTS		(287,133)	(187,694)

Cash and cash equivalents – Beginning		611,690	830,326

CASH AND CASH EQUIVALENTS - ENDING		324,557	642,632

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2015	94,194,936	105,113,340	32,799,280	(91,482,419)	46,430,201

Share-based payments	-	-	50,050	-	50,050
Loss and comprehensive loss	-	-	-	(702,347)	(702,347)

MARCH 31, 2016	94,194,936	105,113,340	32,849,330	(92,184,766)	45,777,904

Shares issued – Acquisition of mineral claims (note 6)	500,000	580,000	-	-	580,000
Exercise of stock options	270,666	189,399	-	-	189,399
Transfer of stock option value	-	80,354	(80,354)	-	-
Share-based payments	-	-	215,982	-	215,982
Loss and comprehensive loss	-	-	-	(1,386,053)	(1,386,053)

DECEMBER 31, 2016	94,965,602	105,963,093	32,984,958	(93,570,819)	45,377,232

Exercise of stock options	125,000	181,000	-	-	181,000
Transfer of stock option value	-	87,291	(87,291)	-	-
Share-based payments	-	-	116,541	-	116,541
Loss and comprehensive loss	-	-	-	(768,531)	(768,531)

MARCH 31, 2017	95,090,602	106,231,384	33,014,208	(94,339,350)	44,906,242

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on May 4, 2017.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

3.	SHORT-TERM INVESTMENTS

As at March 31, 2017, the Company had $5,525,000 (December 31, 2016 - $6,100,000) invested in Canadian dollar denominated guaranteed investment certificates (“GICs”). Interest is accrued during the GIC term. Accrued interest at March 31, 2017 was $11,861 (December 31, 2016 - $57,263).

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

4.	MARKETABLE SECURITIES

As at March 31, 2017, the Company held 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $400,000 (December 31, 2016 - $412,500), and 420,000 common shares of Copper North Mining Corp. with a market value of $37,800 (December 31, 2016 - $42,000).

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2015	36,389,795

Acquisition costs	617,767
Claims maintenance	21,314
Engineering	337,039
Permitting	766,263
Salary and wages	540,744
Share-based payments	49,396

DECEMBER 31, 2016	38,722,318

Claims maintenance	10,605
Engineering	29,944
Permitting	233,392
Salary and wages	103,551
Share-based payments	20,666

MARCH 31, 2017	39,120,476

6.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On November 9, 2016, the Company completed an agreement (the “Purchase Agreement”) with Cariboo Rose Resources Ltd. (“Cariboo Rose”) whereby Cariboo Rose exercised its option to acquire the 55 mineral claims known as the Casino B Claims.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

As part of the Purchase Agreement, Western re-purchased nine of the Casino B Claims in exchange for 500,000 common shares of the Company. The common shares had a market value of $580,000 on the closing date of the transaction.

7.	STOCK OPTIONS

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2017 the Company could issue an additional 3,662,392 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2015	6,217,334	1.24

Granted	1,550,000	0.96
Exercised	(270,666)	0.70
Expired	(1,525,000)	2.84

DECEMBER 31, 2016	5,971,668	0.79

Exercised	(125,000)	1.45

MARCH 31, 2017	5,846,668	0.77

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
		$	contractual life
			years
$0.50	758,334	0.50	3.36
$0.60 – 0.67	1,350,000	0.61	1.41
$0.80 – 0.88	2,088,334	0.83	0.97
$0.96	1,650,000	0.96	4.31

MARCH 31, 2017	5,846,668	0.77	2.32

Of the total stock options outstanding, 4,038,327 were vested and exercisable at March 31, 2017. The weighted average exercise price of vested stock options is $0.72 and the average remaining contractual life is 1.44 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	COMMITMENTS

The Company has an agreement to sub-lease head office space until April 29, 2017. After that date, either the Company or the sub-lessor may terminate the sub-lease, without penalty, by providing the other party 120 days’ notice. As at March 31, 2017, payments remaining over the course of the sub- lease total $51,000.

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 5.

9.	MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

For the three months ended March 31,	2017	2016
	$	$
Salaries and director fees	213,951	216,125
Share-based payments	86,718	36,378

MANAGEMENT COMPENSATION	300,669	252,503

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

10.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada and all assets are held in Canada.

11.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company monitors its cash position and short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

12.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

c.	Market risk

The Company holds publicly traded securities. The price of these securities are subject to market risk. Western has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.